Exhibit (a)(5)(C)

Oppenheimer Holdings Inc. Announces Final Results of Modified Dutch Auction Tender Offer

New York — July 6, 2023 – Oppenheimer Holdings Inc. (the “Company”) (NYSE: OPY) today announced final results of its modified “Dutch auction” tender offer which expired 11:59 p.m., New York City time, on Wednesday, June 28, 2023.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer (the “Depositary”), a total of 437,183 shares of the Company’s Class A non-voting common stock, par value $0.001 per share (each, a “Share”), were properly tendered and not properly withdrawn at or below a purchase price of $40.00 per Share.

In accordance with the terms and conditions of the tender offer, the Company accepted for purchase an aggregate of 437,183 Shares, representing approximately 4.0% of the Shares issued and outstanding, as of June 28, 2023, at a purchase price of $40.00 per share, for an aggregate cost of approximately $17.49 million, excluding fees and expenses related to the tender offer. As the Company accepted for purchase all of the Shares which were properly tendered and not properly withdrawn at a price at or below $40.00 there is no proration factor. The Depositary has paid for all of the Shares accepted for purchase. Payment for the Shares purchased was made in cash, less any applicable withholding taxes and without interest.

Oppenheimer & Co. Inc. acted as dealer manager for the tender offer and D.F. King & Co., Inc. acted as information agent for the tender offer. Holders of the Shares who have questions or would like additional information about the tender offer may contact D.F. King & Co., Inc. at (866) 828-6934 or OPY@dfking.com and Oppenheimer & Co. Inc. at (212) 668-8000 or info@opco.com.

Company Information

Oppenheimer Holdings Inc., through its operating subsidiaries, is a leading middle market investment bank and full service broker-dealer that is engaged in a broad range of activities in the financial services industry, including retail securities brokerage, institutional sales and trading, investment banking (corporate and public finance), equity and fixed income research, market-making, trust services, and investment advisory and asset management services. With roots tracing back to 1881, the Company is headquartered in New York and has 92 retail branch offices in the United States and institutional businesses located in London, Tel Aviv, and Hong Kong.

Forward-Looking Statements

This press release includes certain "forward-looking statements" relating to anticipated future performance. For a discussion of the factors that could cause future performance to be different than anticipated, reference is made to Factors Affecting "Forward-Looking Statements" and Part 1A – Risk Factors in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and Annual Report on Form 10-K for the year ended December 31, 2022.